Advantest Corporation (FY2013 Q2)
FY2013 Second Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended September 30, 2013)
(Unaudited)

October 29, 2013

Company name	:	Advantest Corporation (URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group (03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 14, 2013
Dividend Payable Date (as planned)	:	December 2, 2013
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)

1. Consolidated Results of FY2013 Q2 (April 1, 2013 through September 30, 2013)
(1)	Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2013 Q2	59,638	(17.8)	(7,994)	－	(7,387)	－	(9,339)	－
FY2012 Q2	72,558	12.6	3,369	－	3,117	－	1,519	－
(Note) Quarterly comprehensive income (loss): FY2013 Q2 (Y) (3,545) million (-%); FY2012 Q2 (Y) (4,492) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted

		Yen		Yen
FY2013 Q2	(53.65)		(53.65)
FY2012 Q2	8.76		8.75

(2)	Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio

		Million yen		Million yen		Million yen		%
FY2013 Q2	221,966		136,885		136,885		61.7
FY2012	225,515		141,241		141,241		62.6

  2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2012	－	10.00	－	10.00	20.00
FY2013	－	10.00	N/A	N/A	N/A
FY2013 (forecast)	N/A	N/A	－	10.00	20.00
(Note) Revision of dividends forecast for this period: No

Advantest Corporation (FY2013 Q2)

3. Projected Results for FY2013 (April 1, 2013 through March 31, 2014)
  (% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income (loss)		Net income (loss) per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%		Yen
FY2013	143,000	7.6	0	－	500	－	(2,500)	－	(14.36)
  (Note) Revision of projected results  for this period: No

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 6 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 7 for details.

(4)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2013 Q2  199,566,770 shares; FY2012  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2013 Q2  25,372,046 shares; FY2012  25,773,688 shares.
3) Average number of outstanding stock for each period (cumulative term):
FY2013 Q2  174,072,271 shares; FY2012 Q2  173,304,731 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2013 Q2)

Contents

1.	Business Results		4
	(1)	Analysis of Business Results	4
	(2)	Analysis of Financial Condition	6
	(3)	Prospects for the Current Fiscal Year	6
2.	Others		6
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	6
	(2)	Accounting Changes	7
3.	Consolidated Financial Statements and Other Information		8
	(1)	Consolidated Balance Sheets (Unaudited)	8
	(2)	Consolidated Statements of Operations (Unaudited)	10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	13
	(5)	Notes to Consolidated Financial Statements	14
		(Notes on Going Concern)	14
		(Notes on Significant Changes to Stockholders’ Equity)	14
		(Segment Information)	14

Advantest Corporation (FY2013 Q2)
1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2013 Q2 (April 1, 2013 through September 30, 2013)

			(in billion yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	71.5	60.9	(14.8%)
Net sales	72.6	59.6	(17.8%)
Operating income (loss)	3.4	(8.0)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	3.1	(7.4)	－
Net income (loss)	1.5	(9.3)	－
In the first half of FY2013, Japan’s economic recovery continued, and the economy in the U.S. likewise continued to recover at a modest pace, supported by healthy consumer demand.  However, European economies continued to stagnate, and emerging economies including China—the engine of global growth in recent years—posted declining growth rates, contributing to the slowdown of the global economy.
In the semiconductor industry, there has been a fading momentum in high-end smartphone sales, which have driven global semiconductor demand over the last several years. This, in conjunction with softer PC demand in late 2012 through the present, has weighed on the semiconductor industry’s outlook. The global semiconductor market is now expected to grow very little in 2013 compared to 2012. Chipmakers have responded to the risk of inventory overstock that accompanies slowing end-user demand by adopting a more cautious stance towards investments in new production capacity. Thus, capital expenditure failed to reach the levels predicted at the start of the period.
In an environment where demand for the non-memory semiconductor test systems struggled as a result of the changes in the business environment, we made an effort to earn profit in the memory business where capital investment had begun to recover.  Such efforts, however, were not sufficient to compensate for the market downturn.
As a result of the above, orders received were (Y) 60.9 billion (a 14.8% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 59.6 billion (a 17.8% decrease in comparison to the corresponding period of the previous fiscal year). Operating loss was (Y) 8.0 billion, net loss before income taxes and equity in earnings of affiliated company was (Y) 7.4 billion, and net loss was (Y) 9.3 billion. The percentage of net sales to overseas customers was 90.5% (91.1% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2013 Q2)

<Semiconductor and Component Test System Segment>
			(in billion yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	55.7	39.3	(29.5%)
Net sales	56.4	41.3	(26.8%)
Operating income (loss)	9.0	(3.8)	－
With DRAM-related capital investment shifting back into a growth phase, the Semiconductor and Component Test System Segment enjoyed an increase in demand for memory test systems. However, demand for non-memory test systems shrank significantly in the first half of FY2013 compared to the corresponding period of the previous year.  Such slowdown of demand was the result of the lack of forward visibility in the PC and smartphone markets which weakened the investment in cutting-edge semiconductors.
As a result of the above, orders received were (Y) 39.3 billion, (a 29.5% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 41.3 billion (a 26.8% decrease in comparison to the corresponding period of the previous fiscal year), and operating loss was (Y) 3.8 billion.

< Mechatronics System segment＞
			(in billion yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	7.4	9.3	26.8%
Net sales	8.2	6.8	(17.0%)
Operating income (loss)	(2.0)	(2.5)	－
The lack of forward visibility in the PC and smartphone markets likewise negatively impacted demand for test handlers and device interfaces.
As a result of the above, orders received were (Y) 9.3 billion, (a 26.8% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 6.8 billion (a 17.0% decrease in comparison to the corresponding period of the previous fiscal year), and  operating loss was (Y)  2.5 billion.

<Services, Support and Others Segment>
			(in billion yen)
	Six months ended September 30, 2012	Six months ended September 30, 2013	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	9.3	12.4	33.9%
Net sales	9.7	11.6	20.6%
Operating income	0.3	1.2	360.9%
Supported by the growth in the number of installed test systems over the past several years, our Services, Support and Others Segment again posted an increase in customer demand for service contracts.
As a result of the above, orders received were (Y) 12.4 billion, (a 33.9% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 11.6 billion (a 20.6% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 1.2 billion (a 360.9% increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2013 Q2)
(2) Analysis of Financial Condition
Total assets at September 30, 2013 amounted to (Y) 222.0 billion, a decrease of (Y) 3.5 billion compared to March 31, 2013, primarily due to a decrease of (Y) 6.5 billion in trade accounts receivable, offset by an increase of (Y) 2.8 billion in goodwill. The amount of total liabilities was (Y) 85.1 billion, an increase of (Y) 0.8 billion compared to March 31, 2013, primarily due to an increase of (Y) 1.9 billion in trade accounts payable. Stockholders’ equity was (Y) 136.9 billion. Equity to assets ratio was 61.7%, a decrease of 0.9 percentage points from March 31, 2013.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2013 were (Y) 45.8 billion, an increase of (Y) 0.1 billion from March 31, 2013. Significant cash flows during the first half of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 3.4 billion (net cash inflow (Y) 2.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to a decrease of (Y) 7.1 billion in trade accounts receivable and an increase of (Y) 1.5 billion in trade accounts payable, respectively, and adjustments of non cash items such as depreciation and amortization, despite the net loss being (Y) 9.3 billion.
Net cash used in investing activities was (Y) 4.0 billion (net cash outflow (Y) 6.1 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 3.5 billion and acquisition of a subsidiary of (Y) 1.2 billion.
Net cash used in financing activities was (Y) 1.2 billion (net cash outflow (Y) 1.5 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 1.7 billion.

(3) Prospects for the Current Fiscal Year
Numerous factors support the case for a coming upturn in the business environment, including DRAM production capacity expansions, the adoption of low-end smartphones by consumers in emerging economies, the launch of new game consoles, and the expected recovery in high-end smartphone chip production following the conclusion of inventory adjustments. Based on these factors, we expect semiconductor test equipment demand to emerge from its slump, leading the trend towards a full-scale recovery in semiconductor production in 2014.
In addition to the efforts to cut costs, Advantest expects that the measures to earn higher profits in the semiconductor test equipment peripherals market, which we have been actively implementing since FY2012, as well as the strategy to stabilize the financial results by developing new businesses outside the semiconductor test equipment sector, will gradually begin to contribute to revenues.
The revised earnings forecast for the fiscal year ending March 31, 2014, announced in September 25, 2013, as net sales of (Y) 143 billion, operating income of (Y) 0, and net loss of (Y) 2.5 billion has not changed. This forecast is based on foreign exchange rates of 98 Yen to the US dollar and 129 Yen to the Euro.

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first half, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2013 Q2)
(2) Accounting Changes

In July 2012, the FASB amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2013 Q2)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2013	September 30, 2013

Current assets:
Cash and cash equivalents	¥45,668	45,772
Trade receivables, net	26,953	20,409
Inventories	31,849	33,082
Other current assets	8,319	7,811

Total current assets	112,789	107,074

Investment securities	5,923	5,282
Property, plant and equipment, net	41,368	41,673
Intangible assets, net	15,833	15,563
Goodwill	41,670	44,519
Other assets	7,932	7,855

Total assets	¥225,515	221,966

Advantest Corporation (FY2013 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2013	September 30, 2013

Current liabilities:
Trade accounts payable	¥10,380	12,306
Accrued expenses	7,910	8,001
Income taxes payable	1,436	1,221
Accrued warranty expenses	1,889	1,892
Customer prepayments	3,198	3,032
Other current liabilities	3,087	2,471

Total current liabilities	27,900	28,923

Corporate bonds	25,000	25,000
Accrued pension and severance costs	26,785	27,437
Other liabilities	4,589	3,721

Total liabilities	84,274	85,081

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,801	43,062
Retained earnings	170,626	158,693
Accumulated other comprehensive income (loss)	(6,929)	(1,135)
Treasury stock	(97,620)	(96,098)

Total stockholders’ equity	141,241	136,885

Total liabilities and stockholders’ equity	¥225,515	221,966

Advantest Corporation (FY2013 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net sales	¥72,558	59,638
Cost of sales	34,498	30,793

Gross profit	38,060	28,845

Research and development expenses	16,674	17,408
Selling, general and administrative expenses	18,017	19,431

Operating income (loss)	3,369	(7,994)

Other income (expense):
Interest and dividend income	91	100
Interest expense	(60)	(70)
Gain on sale of investment securities	—	576
Other, net	(283)	1

Total other income (expense)	(252)	607

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	3,117	(7,387)

Income taxes (benefit)	1,628	1,954

Equity in earnings (loss) of affiliated company	30	2

Net income (loss)	¥1,519	(9,339)

	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net income (loss) per share:
Basic	¥8.76	(53.65)
Diluted	8.75	(53.65)

Advantest Corporation (FY2013 Q2)

	Yen (Millions)
	Three months ended September 30, 2012	Three months ended September 30, 2013

Net sales	¥39,203	29,548
Cost of sales	18,701	15,995

Gross profit	20,502	13,553

Research and development expenses	8,620	8,688
Selling, general and administrative expenses	9,269	9,543

Operating income (loss)	2,613	(4,678)

Other income (expense):
Interest and dividend income	23	24
Interest expense	(30)	(36)
Gain on sale of investment securities	—	84
Other, net	(744)	64

Total other income (expense)	(751)	136

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	1,862	(4,542)

Income taxes (benefit)	775	1,156
Equity in earnings (loss) of affiliated company	9	—

Net income (loss)	¥1,096	(5,698)

	Yen
	Three months ended September 30, 2012	Three months ended September 30, 2013
Net income (loss) per share:
Basic	¥6.32	(32.71)
Diluted	6.32	(32.71)

Advantest Corporation (FY2013 Q2)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2012	September 30, 2013
Comprehensive income (loss)
Net income (loss)	¥1,519	(9,339)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(5,856)	5,719
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) arising during the period	(813)	76
Less reclassification adjustments for net gains (losses) realized in earnings	251	(372)
Net unrealized gains (losses)	(562)	(296)

Pension related adjustments	407	371

Total other comprehensive income (loss)	(6,011)	5,794

Total comprehensive income (loss)	¥(4,492)	(3,545)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2012	September 30, 2013

Comprehensive income (loss)
Net income (loss)	¥1,096	(5,698)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,620)	(247)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising during the period	(222)	(426)
Less reclassification adjustments for net gains (losses) realized in earnings	251	(54)
Net unrealized gains (losses)	29	(480)

Pension related adjustments	123	252

Total other comprehensive income (loss)	(1,468)	(475)

Total comprehensive income (loss)	¥(372)	(6,173)

Advantest Corporation (FY2013 Q2)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2012	September 30, 2013

Cash flows from operating activities:
Net income (loss)	¥1,519	(9,339)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,838	4,573
Deferred income taxes	(322)	203
Stock option compensation expense	291	438
Changes in assets and liabilities:
Trade receivables	(1,965)	7,129
Inventories	(1,784)	(697)
Trade accounts payable	250	1,542
Accrued expenses	(1,875)	(23)
Income taxes payable	1,166	(265)
Accrued warranty expenses	(17)	(18)
Customer prepayments	422	(285)
Accrued pension and severance costs	578	839
Other	295	(717)

Net cash provided by (used in) operating activities	2,396	3,380

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	-	943
Acquisition of subsidiary, net of cash acquired	-	(1,168)
Proceeds from sale of property, plant and equipment	23	248
Purchases of property, plant and equipment	(5,878)	(3,521)
Purchases of intangible assets	(244)	(465)
Other	22	7

Net cash provided by (used in) investing activities	(6,077)	(3,956)

Cash flows from financing activities:
Increase (decrease) in short term debt	(25,000)	-
Proceeds from issuance of corporate bonds	25,000	-
Dividends paid	(1,728)	(1,734)
Other	208	503

Net cash provided by (used in) financing activities	(1,520)	(1,231)

Net effect of exchange rate changes on cash and cash equivalents	(2,017)	1,911

Net change in cash and cash equivalents	(7,218)	104

Cash and cash equivalents at beginning of period	58,218	45,668

Cash and cash equivalents at end of period	¥51,000	45,772

Advantest Corporation (FY2013 Q2)

(5)Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Six months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥55,276	7,631	9,651	－	72,558
Inter-segment sales	1,162	543	－	(1,705)	－
Net sales	56,438	8,174	9,651	(1,705)	72,558
Operating income (loss) before stock option compensation expense	9,010	(1,956)	254	(3,648)	3,660
Adjustment:
Stock option compensation expense					291
Operating income (loss)					¥3,369

	Yen (Millions)
	Six months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥41,213	6,787	11,638	－	59,638
Inter-segment sales	91	－	－	(91)	－
Net sales	41,304	6,787	11,638	(91)	59,638
Operating income (loss) before stock option compensation expense	(3,785)	(2,488)	1,172	(2,455)	(7,556)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(7,994)

Advantest Corporation (FY2013 Q2)

	Yen (Millions)
	Three months ended September 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥29,755	4,392	5,056	－	39,203
Inter-segment sales	801	437	－	(1,238)	－
Net sales	30,556	4,829	5,056	(1,238)	39,203
Operating income (loss) before stock option compensation expense	5,665	(809)	228	(2,180)	2,904
Adjustment:
Stock option compensation expense					291
Operating income (loss)					¥2,613

	Yen (Millions)
	Three months ended September 30, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,274	3,265	6,009	－	29,548
Inter-segment sales	16	－	－	(16)	－
Net sales	20,290	3,265	6,009	(16)	29,548
Operating income (loss) before stock option compensation expense	(2,525)	(1,123)	791	(1,383)	(4,240)
Adjustment:
Stock option compensation expense					438
Operating income (loss)					¥(4,678)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.